Exhibit 4.1

SECURED PROMISSORY NOTE

August 15, 2026 (the “Effective Date”)

FOR VALUE RECEIVED, Abundia Global Impact Group, Inc., a Delaware corporation (the “Company”), hereby promises to pay to the order of Bower Family Holdings, LLC (“BFH”), the principal sum set out on the grid attached to this Note, not to exceed $10 million ($10,000,000), or, if less, the aggregate unpaid principal amount of all tranche payments made to the Company by BFH (each a “Tranche”) together with interest, in each case in the manner described herein. Capitalized terms not otherwise defined herein shall have the meanings set forth in Annex A attached hereto.

1. Draw Downs. The initial Tranche of $6.5 million will be immediately available to the Company, subject to the satisfaction of all required conditions hereunder. Additional Tranches will be made available to the Company on the funding dates (each a “Funding Date”), each not below $0.5 million, and in the corresponding dollar amounts set forth on the Schedule of Tranches attached hereto as Exhibit 1 (the “Schedule of Tranches”). Each additional Tranche will be funded within seven (7) business days following receipt by BFH on a Funding Date of a letter from the Company requesting payment under the corresponding Tranche and a certification signed by an authorized officer of the Company that all conditions to funding set forth herein have been satisfied and that the Company is not in breach of any representation, warranty or covenant provided in this Note or any other agreement or document between the Company and BFH related to the subject matter contained in such agreements or documents.

The Company hereby authorizes BFH to endorse on the Schedule of Tranches annexed to this Note all Tranches made to the Company and all payments of principal amounts in respect of such Tranches, which endorsements shall, in the absence of manifest error, be conclusive as to the outstanding principal amount of all Tranches; provided, however, that the failure to make such notation with respect to any Tranche or payment shall not limit or otherwise affect the obligations of the Company under this Note.

2. Payments of Principal. Subject to the acceleration provisions of Section 9, all unpaid principal, fees and accrued and unpaid interest shall be due and payable in full on August 15, 2028 (the “Maturity Date”).

3. Interest. The unpaid principal amount of this Note shall accrue interest on the basis of a 360 day year at 10% per annum, provided that upon the occurrence and during the continuance of an Event of Default the outstanding principal amount of this Note and any accrued and unpaid interest and all other overdue amounts shall each bear interest until paid at the stated rate plus 3% per annum. Accrued interest shall be payable (a) upon the payment or prepayment of any principal owing under this Note (but only on the principal amount so paid or prepaid), (b) on the last business day of each month and (c) on the Maturity Date.

4. Prepayments. The Company may prepay this Note in whole or in part at any time. All accrued and unpaid interest on this Note shall be paid at the time of such prepayment.

5. Payment Terms. All payments of principal of, and interest upon, this Note shall be made by the Company to BFH and shall be paid in cash in immediately available funds in lawful money of the United States by wire transfer to the bank account designated by BFH in writing from time to time. All payments under this Note shall be made without withholding, defense, set-off, counterclaim or deduction. Payments and prepayments made to BFH by the Company hereunder shall be applied first to expenses recoverable under Section 14, then accrued interest and then to principal. If the due date of any payment under this Note would otherwise fall on a day that is not a business day, such due date shall be extended to the next succeeding business day, and interest shall be payable on any principal so extended for the period of such extension.

6. Reserved.

7. Reserved.

8. Secured Obligation. The payments and performance of all obligations of the Company under this Note are secured by certain assets as set forth in the Securities Purchase Agreement and pursuant to the Security Agreement, dated the date hereof by and between the Company and BFH.

9. Events of Default. An “Event of Default” shall exist hereunder if any one or more of the following events shall occur:

(a) the Company shall fail (i) to pay any principal or any portion thereof when due, or (ii) to pay any interest or any portion thereof or any other amount hereunder within three business days the same becomes due; or

(b) the Company shall fail to perform or observe any term, covenant or agreement to be performed or observed by it contained in Sections 11 or 12; or

(c) the Company shall fail to perform or observe any other covenant or agreement contained herein for ten days after notice thereof; or

(d) any material representation or warranty of Company made herein or in connection herewith proves to have been materially incorrect when made or reaffirmed; or

(e) the Company institutes or consents to any proceeding under any bankruptcy laws relating to it or to all or any part of its property, or is unable or admits in writing its inability to pay its debts as they mature, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any part of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of Company, as applicable; or any proceeding under a Debtor Relief Law relating to Company or to all or any part of its property is instituted without its consent and remains undismissed for thirty (30) days from the commencement of any such proceeding; or any judgment, writ, warrant of attachment or execution or similar process is issued or levied against all or any material part of its property and is not released, vacated or fully bonded within ten calendar days after its issue or levy; or

(f) a judgment against Company is entered for the payment of money exceeding $75,000 and, absent procurement of a stay of execution, any such judgment remains unbonded or unsatisfied for ten calendar days after the date of entry of judgment, or in any event later than 60 days prior to the date of any proposed sale thereunder; or

(g) (i) failure of Company to pay when due any principal of or interest on or any other amount payable in respect of one or more items of Indebtedness (other than Indebtedness under this Note) with an aggregate principal amount of $75,000 or more, in each case beyond the grace period, if any, provided therefor or (ii) breach or default by Company with respect to any term of (1) one or more items of Indebtedness in the aggregate principal amounts referred to in clause (i) above or (2) any loan agreement, mortgage, indenture or other agreement relating to such Indebtedness, in each case beyond the grace period, if any, provided therefor, if the effect of such breach or default is to cause, or to permit the holder or holders of that Indebtedness (or a trustee on behalf of such holder or holders), to cause, that Indebtedness to become or be declared due and payable (or redeemable) prior to its stated maturity or the stated maturity of any underlying obligation, as the case may be; or

(h) there shall have occurred any condition or event that has or is reasonably likely to have a Material Adverse Effect; or

(i) the Company shall contest the validity or enforceability of any part of this Note.

10. Remedies. Upon the occurrence of any Event of Default specified in Section 9 above, the principal amount of this Note together with any interest thereon, all fees and all other Obligations (including the Prepayment Premium) shall become immediately and automatically due and payable, without presentment, demand, notice, protest or other requirements of any kind (all of which are hereby expressly waived by the Company). Upon the occurrence and during the continuance of any other Event of Default, BFH may, by written notice to the Company, declare the principal amount of this Note together with any interest thereon to be due and payable, and the principal amount of this Note together with any such interest shall thereupon immediately become due and payable without presentment, further notice, protest or other requirements of any kind (all of which are hereby expressly waived by the Company). Following any such demand, the Company shall immediately pay to such holder all amounts due and payable with respect to this Note.

If the Obligations are accelerated for any reason, including because of default, sale, transfer or encumbrance (including that by operation of law or otherwise), the Prepayment Premium will also be automatically due and payable regardless of whether the Obligations were voluntarily or involuntarily prepaid, repaid, paid, satisfied, distributed or discharged and shall constitute part of the Obligations, in view of the impracticability and extreme difficulty of ascertaining actual damages and by mutual agreement of the parties as to a reasonable calculation of BFH’s lost profits as a result thereof. Any Prepayment Premium payable above shall be presumed to be the liquidated damages sustained by BFH as the result of the early termination and the Company agrees that it is reasonable under the circumstances currently existing. THE COMPANY EXPRESSLY WAIVES THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW WHICH PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING PREPAYMENT PREMIUM OR DAMAGES IN CONNECTION WITH ANY SUCH VOLUNTARY OR INVOLUNTARY ACCELERATION OF THIS NOTE, ANY RECISSION OF SUCH ACCELERATION, THE EARLIER MATURITY OF THIS NOTE OR THE COMMENCEMENT OF ANY INSOLVENCY PROCEEDING OR OTHER PROCEEDING PURSUANT TO ANY DEBTOR RELIEF LAWS, OR PURSUANT TO A PLAN OF REORGANIZATION. The Company expressly agrees that: (A) the Prepayment Premium and any discount on the loan provided for herein is reasonable and is the product of an arm’s length transaction between sophisticated business people, ably represented by counsel, (B) the Prepayment Premium shall be payable notwithstanding the then prevailing market rates at the time payment is made, (C) there has been a course of conduct between BFH and the Company giving specific consideration in this transaction for such agreement to pay the Prepayment Premium and (D) the Company shall be estopped hereafter from claiming differently than as agreed to in this paragraph. The Company expressly acknowledges that its agreement to pay the Prepayment Premium to BFH as herein described is a material inducement to BFH to accept this Note.

11. Company’s Representations. Company represents and warrants to BFH as follows:

It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and the Company has full power and authority to execute, deliver and perform its obligations under this Note. It has duly authorized and taken all other appropriate action for the execution, delivery and performance of this Note and any other document or instrument delivered pursuant hereto or in connection herewith and the consummation of the transactions provided for in this Note. It has duly executed and delivered this Note and this Note constitutes its legal, valid and binding obligation, enforceable in accordance with its terms except as enforceability thereof may be limited by bankruptcy, insolvency, moratorium and similar laws and by equitable principles, whether considered at law or in equity. Its execution and delivery of this Note, the performance of the transactions contemplated by this Note and the fulfillment of the terms of this Note will not (i) conflict with or violate any of its constitutive documents or its contractual obligations, (ii) conflict with or violate any order, judgment or decree of governmental authority binding on it, (iii) require any approval of its equity holders or any approval or consent of any Person under any contractual obligation of the Company, except for such approvals or consents which will be obtained on or before the date hereof, or (iv) conflict with or violate any applicable laws, or (v) result in or require the creation or imposition of any Lien upon any of its properties or assets (other than any Liens created hereunder). It has duly obtained, effected or given all authorizations, consents, licenses, orders or approvals of or registrations or declarations with any governmental authority or any other Person required in connection with the execution and delivery of this Note and the performance of the transactions contemplated by this Note, and such authorizations, consents, licenses, orders or approvals of or registrations or declarations are in full force and effect. There has been no increase in salary or other compensation (cash or otherwise) payable or to become payable to any director, officer, contractor or advisor of the Company or any of its Subsidiaries. There are no actions, suits or proceedings by or before any arbitrator or governmental authority pending against or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries (A) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or (B) that involve this Note or the transactions contemplated hereby. It is not an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940. None of the reports, financial statements, certificates or other information furnished by or on behalf of the Company in connection with this Note contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

12. [Reserved.]

13. Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law. Notwithstanding any other provision of this Note, the Company shall not be required to pay any interest or other amounts, fees or charges in excess of the maximum permitted by applicable law; any payments in excess of such maximum shall be refunded to the Company or credited to reduce principal hereunder.

15. Notices. All notices, requests, consents and demands shall be made in writing to the Company or to the Holder of this Note at their respective addresses set forth in the Purchase Agreement or to such other address as provided therein. All notices, requests, consents and other communications hereunder shall be deemed to have been given either (i) if by hand, at the time of the delivery thereof to the receiving party at the address of such party set forth above, (ii) if sent by overnight courier, on the next business day following the day such notice is delivered to the courier service, (iii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, or (iv) if sent by registered or certified mail, on the fifth day following the day such mailing is made.

16. Right of Setoff. BFH and each of its affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by BFH or any such affiliate to or for the credit or the account of the Company against any and all of the obligations of the Company now or hereafter existing hereunder to BFH or, irrespective of whether or not BFH shall have made any demand hereunder and although such obligations of the Company may be contingent or unmatured or are owed to a branch or office of BFH different from the branch or office holding such deposit or obligated on such indebtedness. The rights of BFH and its affiliates hereunder are in addition to other rights and remedies (including other rights of setoff) that BFH or its affiliates may have.

17. Sucessors and Assigns. This Note, and the obligations and rights hereunder, shall be binding upon and inure to the benefit of, as applicable, the Company, BFH, and their respective heirs, successors and permitted assigns. This Note may be assigned by BFH to any of its affiliate without the consent of the Company. Any other assignment by BFH will require prior written consent of the Company, which shall not to be unreasonably withheld, conditioned or delayed.

18. Amendments; Waivers. No provision in this Note may be modified, amended or waived (either generally or in a particular instance and either retroactively or prospectively) unless it is in a writing signed by the Company and BFH.

19. Severability. In the event any one or more of the provisions of this Note shall for any reason be held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Note operate or would prospectively operate to invalidate this Note, then and in any such event, such provision(s) only shall be deemed null and void and shall not affect any other provision of this Note and the remaining provisions of this Note shall remain operative and in full force and effect and in no way shall be affected, prejudiced, or disturbed thereby.

20. Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein), (b) any reference herein to any person shall be construed to include such person’s successors and assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Note in its entirety and not to any particular provision hereof, (d) all references herein to Sections, Annexes and Schedules shall be construed to refer to Sections, Annexes and Schedules of this Note and (e) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, supplemented or otherwise modified from time to time.

Signature Page Follows

IN WITNESS WHEREOF, the Company has caused this Note to be executed and delivered by their duly authorized officers, as of the date and year and at a place first above written.

ABUNDIA GLOBAL IMPACT GROUP, INC.
as the Company

By:	/s/ Edward Gillespie
Name:	Edward Gillespie
Title:	Chief Executive Officer

The undersigned hereby agrees and acknowledges the terms of the foregoing:

BOWER FAMILY HOLDINGS, LLC

By:	/s/ Kevin Bower
Name:	Kevin Bower
Title:	President

Annex A

Definitions. The following capitalized terms, when used in this Note, shall have the following meanings:

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, that Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power (i) to vote 10% or more of the Equity Interests having ordinary voting power for the election of directors of such Person or (ii) to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or by contract or otherwise.

“Debtor Relief Law” means the Bankruptcy Reform Act of 1978, codified as 11 U.S.C. §§101 et seq, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and any successor statute.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person upon which interest charges are customarily paid, (d) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (e) all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed, (g) all guarantees by such Person of Indebtedness of others, (h) all capital lease obligations of such Person, (i) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty and (j) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness provide that such Person is not liable therefor.

“Lien” means (i) any lien, mortgage, pledge, assignment, security interest, charge or encumbrance of any kind (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement, and any lease or license in the nature thereof) and any option, trust or other preferential arrangement having the practical effect of any of the foregoing and (ii) in the case of Equity Interests, any purchase option, call or similar right of a third party with respect to such Equity Interests.

“Material Adverse Effect” means a material adverse effect on and/or material adverse developments with respect to (i) the business, operations, properties, assets or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole, (ii) the ability of the Company to fully and timely perform its Obligations, (iii) the legality, validity, binding effect or enforceability against the Company of this Note, or (iv) the rights, remedies and benefits available to, or conferred upon, BFH under this Note.

“Obligations” means, collectively, (a) in the case of the Company, all obligations of the Company under this Note to pay principal, fees and interest (including default interest and the Prepayment Premium) on this Note and other amounts whatsoever, whether direct or indirect, absolute or contingent, now or hereafter from time to time owing by the Company to BFH and (b) in the case of each of the foregoing, including all interest thereon and expenses related thereto, including any interest or expenses accruing or arising after the commencement of any case under any Debtor Relief Law (whether or not such interest or expenses are enforceable, allowed or allowable as a claim in whole or in part in such case).

“Person” means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, limited liability partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and governmental authorities.

“Prepayment Date” shall have the meaning set forth in Section 4 hereof. “Prepayment Notice” shall have the meaning set forth in Section 4 hereof.

“Prepayment Premium” means any additional amounts and fees above the principal amount to be paid pursuant to Section 4.

EXHIBIT 1

Schedule of Tranches

Amount	Date
$6,500,000	Upon Execution (“Initial Tranche”)
$[_____]	[_____]